Brent B. Siler +1 202 728 7040 bsiler@cooley.com

October 31, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer and Mary Beth Breslin

Re:	KemPharm, Inc.

Registration Statement on Form S-3

Filed on October 16, 2019

File No. 333-234235

Ladies and Gentlemen:

On behalf of our client, KemPharm, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2019 (the “Comment Letter”), relating to the Company’s registration statement on Form S-3 (File No. 333- 234235) filed with the Commission on October 16, 2019 (the “Registration Statement”). For convenience, we have incorporated the text of the Comment Letter into this response letter.

Registration Statement on Form S-3, filed on October 16, 2019

Choice of Forum, page 15

1.

We note that your forum selection provision in the Certificate of Incorporation filed as Exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

October 31, 2019

Page Two

Response: The Company acknowledges the Staff’s comment and respectfully advises that it plans to update the prospectuses included within the Registration Statement by incorporating by reference disclosure included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, to be filed with the Commission no later than November 14, 2019, to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company will include a similar clarifying statement in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (202) 728-7040. Thank you.

Sincerely,

/s/ Brent B. Siler

Brent B. Siler

cc:	Travis C. Mickle, Ph.D., KemPharm, Inc.

R. LaDuane Clifton, CPA, KemPharm, Inc.

Matthew P. Dubofsky, Cooley LLP

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com